UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hunter Maritime Acquisition Corp.

(Name of Issuer)
Warrants to Purchase Class A common shares

(Title of Class of Securities)
Y37828129

(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Silver Rock Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 499,998 Shares issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 499,998 Shares issuable upon exercise of warrants
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,998 Shares issuable upon exercise of warrants
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.57%
12		TYPE OF REPORTING PERSON IA

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS Carl Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 499,998 Shares issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 499,998 Shares issuable upon exercise of warrants
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 499,998 Shares issuable upon exercise of warrants
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.57%
12		TYPE OF REPORTING PERSON IN

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Hunter Maritime Acquisition Corp., a Marshall Islands company (the “Company”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road, P.O. Box 3055

Majuro, Marshall Island MH 96960

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This statement is filed on behalf of Silver Rock Financial LP ("SRF-LP"), which serves as the investment manager to certain funds and managed accounts with respect to the Shares (as defined below), and Carl Meyer, each of whom is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The business address of each of the Reporting Persons is 12100 Wilshire Boulevard, Suite 1000, Los Angeles, CA 90025

SRF-LP is organized under the laws of the state of Delaware. Carl Meyer is a citizen of the United States.

The filing of this statement should not be construed as an admission that the Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2.	(d) Title of Class of Securities

Warrants to Purchase Class A Common Shares (the “Shares”)

Item 2.	(e) CUSIP No.:

Y37828129

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership

Information with respect to the Reporting Persons' ownership of December 31, 2018, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

The amount beneficially owned by the Reporting Person is determined based on 10,942,962 Warrants to Purchase Class A Common Shares issued and outstanding as of October 5, 2018, as the Issuer reported in its Form 6-K filed with the SEC on October 5, 2018.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

SILVER ROCK FINANCIAL LP

By:	/s/ Patrick Hunnius
Patrick Hunnius, General Counsel

CARL MEYER

/s/ Carl Meyer

CUSIP No. Y37828129	SCHEDULE 13G/A	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2019

SILVER ROCK FINANCIAL LP

By:	/s/ Patrick Hunnius
Patrick Hunnius, General Counsel

CARL MEYER

/s/ Carl Meyer